                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            VIISAGE TECHNOLOGY, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE, $0.001 PER SHARE
                         (Title of Class of Securities)

                                   92675K20 6
                                 (CUSIP Number)

                              LAU ACQUISITION CORP.
                         30 MONUMENT SQUARE, SUITE 220,
                          CONCORD, MASSACHUSETTS 01742

                                 With a copy to:
                            CHARLES J. JOHNSON, ESQ.
                           CHOATE, HALL & STEWART LLP
                              2 INTERNATIONAL PLACE
                                BOSTON, MA 02110
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                JANUARY 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS.         I.R.S. IDENTIFICATION NO.

       Lau Acquisition Corp.               FEIN No. 04-3072930
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP:
                                                        (a) [ ]
                                                        (b) [X](1)
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO

--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Massachusetts Corporation

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER


    NUMBER OF      -------------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY          2,182,581
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH
                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        2,182,581
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,182,581

--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.54%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       CO

--------------------------------------------------------------------------------


-------------------
(1) Lau Acquisition Corp. expressly disclaims (a) the existence of any group, and (b) beneficial ownership with respect to any shares other than the shares owned of record by Lau Acquisition Corp.

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS.
       Joanna Lau

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) [ ]
                                                        (b) [X](2)
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
       OO

--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

--------------------------------------------------------------------------------

                    7    SOLE VOTING POWER


    NUMBER OF      -------------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY         2,255,939
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH
                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        2,255,939

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,255,939

--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.79%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------------


-------------------
(2) Joanna Lau expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by Joanna Lau.

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS.
       Denis K. Berube

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) [ ]
                                                        (b) [X](3)
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
       OO

--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER


    NUMBER OF      -------------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY         2,255,939
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH
                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        2,255,939

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,255,939

--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.79%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------------


-------------------
(3) Denis K. Berube expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by Denis K. Berube.

ITEM 1.    SECURITY AND ISSUER.

         This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 15, 2001 by Lau Acquisition Corp., Joanna T. Lau and Denis K. Berube and relates to shares ("Shares") of common stock, $0.001 par value per share ("Viisage Common Stock"), of Viisage Technology, Inc., a Delaware corporation ("Viisage"). The principal offices of Viisage are located at 296 Concord Road, Third Floor, Billerica, MA 01821.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) The names of the reporting persons are (i) Lau Acquisition Corp. ("Lau"); (ii) Joanna T. Lau ("Ms. Lau"); and (iii) Denis K. Berube ("Mr. Berube").

(b)-(c)

         (i) Lau is a Massachusetts corporation doing business as Lau Technologies with its principal address at 30 Monument Square, Suite 220, Concord, Massachusetts 01742. The principal business of Lau is the marketing and sale of defense electronics and facial recognition technologies. The name, business address and present principal occupation or employment of each director and executive officer of Lau are set forth in Schedule A, attached hereto and incorporated by reference.

         (ii) The principal occupation of Ms. Lau is serving as President and Chief Executive Officer of Lau, which is carried out at 30 Monument Square, Suite 220, Concord, Massachusetts 01742.

         (iii) Mr. Berube is the spouse of Ms. Lau. The principal occupation of Mr. Berube is serving as Executive Vice President and Chief Operating Officer of Lau, which is at 30 Monument Square, Suite 220, Concord, Massachusetts 01742. Mr. Berube is also on the Board of Directors of Viisage.

(d)-(e) During the past five years, neither Lau, Ms. Lau, Mr. Berube nor, to Lau's, Ms. Lau's or Mr. Berube's knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, or she or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.

(f) Ms. Lau and Mr. Berube are citizens of the United States. All persons listed on Schedule A are also citizens of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the execution of that certain Agreement and Plan of Reorganization, dated January 11, 2006 (the "Merger Agreement") among Viisage, VIDS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Viisage ("Merger Sub"), and Identix Incorporated, a Delaware corporation ("Identix"), Lau and Mr. Berube (the "Covered Persons"), along with certain other stockholders of Viisage, entered into Voting Agreements, each dated as of January 11, 2006, with Identix (the "Voting Agreements").

         Pursuant to the Merger Agreement, at the effective time of the Merger (as defined in Item 4 below), each issued and outstanding share of Identix common stock will be converted into the right to receive 0.473 newly issued shares of Viisage common stock. Other than to facilitate the transactions set forth in the Merger Agreement, no separate consideration was paid to Lau or Mr. Berube in connection with the Voting Agreements.

         References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreements, which agreements are filed as Exhibits 10.1 - 10.3 hereto and which are incorporated herein by reference.

ITEM 4.    PURPOSE OF THE TRANSACTION.


(a)-(b) Pursuant to the Merger Agreement, Viisage, the Merger Sub and Identix have agreed that Merger Sub will merge with and into Identix, with Identix being the surviving corporation (the "Merger"). As a result of the Merger, Identix will become a wholly-owned subsidiary of Viisage. The Merger is subject to obtaining certain regulatory approvals, the approval of Viisage's and Identix's respective stockholders and other customary closing conditions.

         Pursuant and subject to the terms of the Voting Agreements, each Covered Person has agreed to vote, or provide a written consent with respect to, all shares of Viisage Common Stock owned of record or beneficially by each Covered Person (including stock options exercisable within 60 days of January 11, 2006) and over which it has voting control (or only 50% of such shares in the event of a Change in Recommendation, as defined in the Merger Agreement, with respect to Viisage) (the "Covered Shares"): (x) in favor of the Parent Stock Issuance and Parent Charter Amendment (each as defined in the Merger Agreement) and any matter that could reasonably be expected to facilitate the Merger and (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Viisage contained in the Merger Agreement or which could result in any of the conditions to Viisage's obligations under the Merger Agreement not being fulfilled. Each Covered Person has irrevocably and unconditionally granted a proxy appointing Identix as its attorney-in-fact and proxy to vote the Covered Shares as described above.

         Further, except for encumbrances in existence as of the date of the Voting Agreement and, with respect to Lau, encumbrances arising in connection with the pledge by Lau of Covered Shares to one or more lenders and the explicit right of Lau to transfer up to 300,000 of Covered Shares in the open market, each Covered Person has agreed, pursuant to the Voting Agreements and subject to certain other exceptions, not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other agreement to Transfer any or all of the Covered Shares (other than to any Person that agrees in writing to be bound by the terms of the Voting Agreements); (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares; or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under the Voting Agreements.

         Each Covered Person has further agreed, pursuant to the Voting Agreements, not to knowingly take any action which would cause Viisage to materially violate or be in material breach of Section 5.2 of the Merger Agreement, which, among other things, prohibits Viisage from soliciting Alternative Transaction Proposals (as defined in the Merger Agreement).

         The Voting Agreements terminate on the earliest to occur of: (a) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement; (b) the agreement of the parties thereto to terminate the Voting Agreements; or (c) the consummation of the Merger.

         References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreements, which agreements are filed as Exhibits 10.1 - 10.3 hereto and which are incorporated herein by reference.

(c)      Not applicable.

(d) Upon consummation of the Merger, Viisage will have a twelve-member board of directors, which will include a total of seven Viisage directors and five Identix directors. Robert LaPenta, Chairman of Viisage, will be the Chairman and Chief Executive Officer of Viisage. Joseph Atick, President and Chief Executive Officer of Identix will be the Vice-Chairman and Corporate Chief Strategic Officer of Viisage. Upon consummation of the Merger, the members of the board of directors of Merger Sub immediately prior to the effective time of the Merger shall be appointed as the members of the board of directors of Identix, as the surviving corporation, immediately after the effective time of the Merger until their respective successors are duly elected or appointed and qualified.

(e)      Other than as a result of the Merger described above, not applicable.

(f)      Other than as a result of the Merger described above, not applicable.

(g) In connection with the Merger, the Certificate of Incorporation of Viisage will be amended to (i) increase the number of authorized shares of Viisage Common Stock to 125,000,000, and (ii) change Viisage's name to a name mutually agreed upon by Viisage and Identix prior to the effective time of to the merger. In addition, the amendment will provide that (1) any change in the size of the board of directors of Viisage shall require the prior approval of at least two-thirds of the entire board of directors of Viisage and at least two-thirds of the independent board members of Viisage, (2) the full and exclusive power and authority otherwise conferred upon the board of directors to evaluate candidates and nominate persons to stand for election to the board of directors or to fill vacancies on the board of directors or newly created directorships shall be exercised and performed by the nominating and governance committee of the board of directors of Viisage and (3) any amendment to the provisions required by the immediately foregoing clauses (1) and (2) by the board of directors of Viisage shall require the prior approval of at least two-thirds of the entire board of directors of Viisage and at least two-thirds of the independent board members of Viisage.

         The Certificate of Incorporation of Identix, as the surviving corporation, shall be amended and restated as of the effective time to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation. At the effective time of the Merger, however, Article 1 of the Certificate of Incorporation of Identix, as the Surviving Corporation, shall be amended and restated in its entirety to read as follows: "The name of the corporation is "Identix Incorporated".

         The Bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the Bylaws of Identix, as the surviving corporation at the effective time of the Merger until thereafter amended in accordance with Delaware Law and as provided in the Certificate of Incorporation of Identix, as the surviving corporation and such Bylaws.

(h)      Not applicable.

(i)      Other than as a result of the Merger described above, not applicable.

(j)      Other than as a result of the Merger described above, not applicable.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)
(i) Lau is the beneficial owner of 2,182,581 Shares, which it owns outright. These 2,182,581 Shares represent approximately 7.54% of the total number of Shares, based on Viisage's representation in Section 4.2 of the Merger Agreement that there were 28,951,415 Shares issued and outstanding on January 11, 2006.

(ii) Ms. Lau is the beneficial owner of 400 Shares, which she owns outright. By virtue of her position as President and Chief Executive Officer of Lau and her 28% ownership interest in Lau, as well as her spousal relationship with Mr. Berube, Ms. Lau may be deemed the beneficial owner of (i) the 2,182,581 Shares owned by Lau; (ii) the 48,958 Shares held by Mr. Berube; and (iii) the 24,000 Shares issuable to Mr. Berube pursuant to stock options exercisable within 60 days of January 11 2006. The 2,255,939 Shares represent approximately 7.79% of the total number of Shares, based on Viisage's representation in Section 4.2 of the Merger Agreement that there were 28,951,415 Shares issued and outstanding on January 11, 2006 and assuming the exercise of all of the options exercisable within 60 days of January 11, 2006 held by Mr. Berube. Ms. Lau disclaims beneficial ownership of all Shares other than those that she owns outright.

(iii) Mr. Berube is the beneficial owner of 48,958 Shares, which he owns outright, and 24,000 Shares issuable pursuant to stock options exercisable within 60 days of January 11, 2006. As a result of his position as Executive Vice President and Chief Operating Officer of Lau and his 28% ownership interest in Lau, as well as his spousal relationship with Ms. Lau, Mr. Berube also may be deemed the beneficial owner of (i) the 2,182,581 Shares held by Lau; and (ii) the 400 Shares held by Ms. Lau. The 2,255,939 Shares represent approximately 7.79% of the total number of Shares based on Viisage's representation in Section
4.2 of the Merger Agreement that there were 28,951,415 Shares issued and outstanding on January 11, 2006 and assuming the exercise of all of the options exercisable within 60 days of January 11, 2006 held by Mr. Berube. Mr. Berube disclaims beneficial ownership of all Shares other than those he owns outright and those issuable to him pursuant to stock options.

(b)
(i) As a result of the Voting Agreements, Lau may be deemed to have shared power with Identix to vote or direct the voting and to dispose or direct the disposition of the 2,182,581 Shares held by Lau with respect to those matters described in item 4.

(ii) Ms. Lau may be deemed to have shared power to vote or direct the voting and to dispose or direct the disposition of: (i) the 400 Shares held by her;
(ii) the 2,182,581 Shares held by Lau; and (iii) the 72,958 Shares held by Mr. Berube (assuming the exercise of all of the options exercisable within 60 days of January 11, 2006 held by Mr. Berube) due to Ms. Lau's relationship with Lau and Mr. Berube as described above.

(iii) Mr. Berube may be deemed to have shared power to direct the voting and disposition of: (i) the 72,958 Shares held by him (assuming the exercise of all of his options exercisable within 60 days of January 11, 2006); (ii) the 2,182,581 Shares held by Lau; and (iii) the 400 Shares held by Ms. Lau due to his relationship with Lau and Ms. Lau as described above. In addition, as a result of the Voting Agreements, Mr. Berube may be deemed to have shared power with Identix to vote or direct the voting of the Covered Shares with respect to those matters described in item 4.

(c) Other than as a result of the Merger described above, not applicable.

(d) As a Director of Viisage, Mr. Berube may have influence over the corporate activities of Viisage, including the declaration of dividends on the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        Other than as described in this Schedule 13D or as set forth in or contemplated by the Merger Agreement and Voting Agreements which are filed as Exhibits 10.1- 10.3 hereto and which are incorporated herein by reference, to Lau's, Ms. Lau and Mr. Berube's knowledge, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or set forth in Schedule A and between such persons and any person with respect to any securities of Viisage, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended and supplemented to add the following exhibits:


Exhibit No.       Description
-----------       -----------

10.1              Agreement and Plan of Reorganization, dated as of January 11,
                  2006, among Viisage Technology, Inc., VIDS Acquisition Corp.
                  and Identix Incorporated.

10.2              Voting Agreement, dated as of January 11, 2006, among Identix
                  Incorporated and Lau Technologies.

10.3              Voting Agreement, dated as of January 11, 2006, among Identix
                  Incorporated and Denis K. Berube.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 24, 2006

                                                LAU ACQUISITION CORP.


                                                By: /s/ Paul T. Principato
                                                    ----------------------------
                                                    Name: Paul T. Principato
                                                    Title: CFO

                                                                      SCHEDULE A

               OFFICERS AND BOARD OF DIRECTORS OF LAU TECHNOLOGIES

CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Joanna T. Lau
Lau Technologies
30 Monument Square, Suite 220
Concord, MA 01742
Principal occupation: President and Chief Executive Officer

EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

Denis K. Berube
Lau Technologies
30 Monument Square, Suite 220
Concord, MA 01742
Principal occupation: Executive Vice President and Chief Operating Officer, Lau Technologies

TREASURER AND CHIEF FINANCIAL OFFICER

Paul T. Principato
Lau Technologies
30 Monument Square, Suite 220
Concord, MA 01742
Principal occupation: Treasurer and Chief Financial Officer, Lau Technologies

CLERK

Charles J. Johnson
Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
Principal occupation: Partner, Choate, Hall & Stewart LLP

                               BOARD OF DIRECTORS

JOANNA T. LAU
same as above

MARILYN SWARTZ-LLOYD
MASCO
375 Longwood Avenue
Boston, MA 02215
Principal occupation: City Planning Executive

ROBERT E. ANDERSON
Omniken, Inc.
270 Wiley Road
Groton, MA 01450-2237
Principal occupation: Consultant